SAUCY BREW WORKS, LLC



ANNUAL REPORT

Saucy Brew Works, LLC
2885 Detroit Avenue
Cleveland, OH 44113
www.saucybrewworks.com

This Annual Report is dated March 3, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

■ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: Saucy Brew Works, LLC

Legal status of issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: Ohio

    Date of organization): June 15, 2015

Physical address of issuer: 2885 Detroit Avenue, Cleveland, Ohio 44113

Website of issuer: www.saucybrewworks.com

Current number of employees: 92

Financial Statement Line Item	Most Recent Fiscal Year-End (December 31, 2020)	Prior Fiscal Year-End (December 31, 2019)
Total Assets	11,154,651	4,722,863
Cash	82,388	211,029
Accounts Receivables	91,859	36,845
Short-term Debt	1,517,707	118,608
Long-term Debt	3,566,028	400,044
Revenues	3,589,380	2,954,555
Costs of Goods Sold	3,850,234	3,513,695
Taxes Paid	-	-
Net Loss	2,636,884	2,229,880

BUSINESS

Saucy Brew Works is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its six wholly-owned subsidiaries, 1436 West 48th LLC (48th Street), Saucy Vibes LLC (Vibes), Saucy Brew Works Pinecrest, LLC (Pinecrest) Saucy Brew Works Columbus, LLC (Columbus), Saucy Brew Works Detroit, LLC (Detroit) and Saucy Brew Works Independence, LLC (Independence) (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

Previous Offerings

On December 24, 2020, the Company issued 14,006,133 Class A Units in exchange for $2,350,000. The proceeds from this raise were to fund the purchase of the land for the Company's Independence, OH production facility, along with the final payments on the Detroit brewpub and to fund working capital requirements. As of December 31, 2020, the Company recorded a $600,000 investment receivable as the full investment was not received until January 2021.

Between June 23, 2020 and December 23, 2020, the Company sold 1,045,631 units in exchange for $0.97 per unit under Regulation Crowdfunding. One of the perks offered in the raise was 10% bonus units for investors who met certain criteria, which has resulted in the fair value of the units being less than the purchase price. While the raise has closed, the Company has another pending $53,750 worth of units that have not yet cleared which may have an immaterial impact to the price per unit issued.

Between January 1, 2018 and March 30, 2020, the Company raised $1,953,179 in exchange for 8,939,936 Class A units. The Company used these proceeds for working capital requirements and the down payments on the Company's geographical expansion. The offering exemption relied upon was 4(a)(2).

Between June 2015 and July 2017, the Company raised $7,180,102 in exchange for 48,761,064 Class A Units. These proceeds were used for the initial buildout of the Cleveland brewpub and production facility, along with the initial working capital requirements. During this raise, the Company also issued 24,729,000 of Class B Units to key members and officers of the Company.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

RISK FACTORS

The United States Securities and Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition, The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than developed companies. You should consider general risks as well specific risks when deciding to invest. These are the risk that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class C Units should only be undertaken by persons who have the financial resources sufficient enough to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risks factors, in addition to the other information listed in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the Company.

The Global COVID-19 Pandemic Has Disrupted the Company's Business and the Company's Financial Condition and Operating Results Have Been and Are Expected To Continue to be Affected by the Outbreak and Its Effects.
The Company's operations and business have been negatively affected and could continue to be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other conditions, particularly in the United States where the Company derives most of its revenue and profit, but also in Europe, where some of the Company's ingredient suppliers are located. National, state and local governments have responded to the COVID-19 pandemic in a variety of ways, including, without limitation, by declaring states of emergency, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), and in certain cases, ordering businesses to close or limit operations or people to stay at home. Although the Company has been permitted to continue to operate its breweries in all of the jurisdictions in which it operates, there is no assurance that the Company will be permitted to operate these facilities under every future government order or other restriction and in every location or that the third-party breweries on which the Company relies for production will similarly be permitted to continue to operate. In particular, any limitations on, or closures of, the Company's Ohio and Michigan breweries, could have a material adverse impact on the Company's ability to manufacture products and service customers and could have a material adverse impact on the Company's business, financial condition and results of operations.

Our Business Projections Are Only Projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it's a better option that a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business.

If We Fail To Obtain The Capital Necessary To Fund Our Operations, Our Financial Results, Financial Condition And Our Ability To Continue As A Going Concern Will Be Adversely Affected
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms Of Subsequent Financing May Adversely Impact Your Investment
We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of membership units, those investors may negotiate terms that are more favorable than the terms of your investment and, possibly, at a lower purchase price than your investment.

The Company Faces Substantial Competition
The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Platform Beer Co., Masthead Brewing Co., and Rhinegeist Brewery, as they introduce new products and expand their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers is expected to increase the competition in the market for craft beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline.

The Company's products compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's Distributors and their customers, all of which also distribute and sell other hard seltzers, beers and other alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

We Are An Early Stage Company And Have Not Yet Generated Any Profits
The Company was formed on June 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years.

Our Ability to Sell Our Products Is Dependent On Outside Government Regulation Which Can Be Subject To Change At Any Time
Our ability to sell our products is dependent on certain laws and regulations, such as those enforced by the Ohio Division of Liquor Control, the United States Alcohol and Tobacco Tax and Trade Bureau and the United States Occupational and Safety Administration, among other relevant state and federal regulatory agencies. These laws and regulations may be subject to change and, if they do, then our business model may be subject to change, which may affect your investment in the Company.

We Rely On Third Parties To Provide Services Essential To The Success Of Our Business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, legal work, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other supplier's operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and the performance of their services for the Company.

The Company Is Dependent on Its Distributors
The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with over two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products.

Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the fact that many of its Distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

No assurance can be given that the Company will be able to maintain its current distribution network or secure additional Distributors on terms not less favorable to the Company than its current arrangements.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results But Not Be Effective

The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Results of Operations

> **Revenue.** Net revenue increased by $634 thousand, or 21% to $3,589 thousand for the year ended December 31, 2020 from $2,955 thousand for the year ended December 31, 2019. This change was primarily driven by an increase in retail revenue in the Cleveland brewpub, along with the opening of the Pinecrest and Columbus brewpubs. This increase in retail revenue was partially offset by a decrease in wholesale revenues due to a decline in draft beer sales through distribution as a result of the COVID-19 pandemic and the related decrease in keg demand.

> **Cost of Goods Sold.** Cost of Goods Sold increased by $336 thousand, or 10%, to $3,850 thousand for the year ended December 31, 2020 as compared to $3,514 thousand from the year ended December 31, 2019. This change was driven by a $647 thousand increase in retail costs of goods sold as a result of the increased food and labor costs resulting from the COVID-19 pandemic, along with the openings of the Pinecrest and Columbus brewpubs. This increase was offset by a decrease of $340 thousand in wholesale cost of goods sold which was primarily a result of the reduction of the brewery sales team events, point-of-sale merchandise giveaways and sales team wages.

> **Gross Loss.** Gross loss decreased by $298 thousand, or 53%, to $261 thousand for the year ended December 31, 2020 from $559 thousand for the year ended December 31, 2019. This change was primarily driven by an increase in traffic in the Cleveland brewpub, along with the opening of the Pinecrest and Columbus brewpubs.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $487 thousand, or 30% to $2,098 thousand for the year ended December 31, 2020 from $1,611 thousand for the year ended December 31, 2019. This change was primarily driven by an increase spend in marketing expense to drive wholesale packaged revenue to offset the losses in wholesale draft revenue, an increase in rent expense in the Cleveland brewpub along with partial years of rent expense that coincided with the opening of the Pinecrest and Columbus brewpubs and the expense associated with creating an outdoor beer garden near the Cleveland brewpub to ensure compliance with all COVID-19 regulations.

Interest Expense. Interest expense increased by $242 thousand to $278 thousand for the year ended December 31, 2020 from $36 thousand for the year ended December 31, 2019. This change was primarily driven by the paid-in-kind interest accrued for on the 2019 Convertible Notes, along with interest on the lines of credit.

Liquidity and Capital Resources

At December 31, 2020 and 2019, the Company had cash of $82 thousand and $211 thousand, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities decreased by $1,709 thousand to $203 thousand for the year ended December 31, 2020 from $1,912 thousand for the year ended December 31, 2019. This change was primarily driven by the Company operating at a net loss, offset by the change in the Company's deferred rent as a result of the tenant allowances earned during the buildouts of the Pinecrest and Detroit brewpubs.

Cash Flows Used in Investing Activities. Cash flows used in investing activities increased by $5,831 thousand to $6,206 thousand for the year ended December 31, 2020 from $375 thousand for the year ended December 31, 2019. This change was primarily driven by the Company's build outs of the Pinecrest, Columbus and Detroit brewpubs, along with the Purchase of the Independence land.

Cash Flows Provided by Financing Activities. Cash flows provided by financing activities increased by $4,325 thousand to $6,280 thousand for the year ended December 31, 2020 from $1,955 thousand for the year ended December 31, 2019. This change was primarily driven by the Company financing the Pinecrest, Columbus, and Detroit buildouts, along with the purchase of the Independence land through additional debt and the Company increasing member's contributions as a result of the Company's Regulation CF capital raise.

While the Company has yet to reach profitability, operations have been funded through member's contributions and debt. We have plans to improve future financial performance by continuing to grow revenue through geographical expansion, including the expected opening of our Detroit brewpub in March 2021 and the Company's new production facility that will enable an expanded distribution footprint which is expected to open in 2022. The Company also has a Memorandum of Understanding for an additional brewpub that is expected to open in 2022, however, construction has not yet started on this project. With the opening of these new brewpubs and expanded footprint, the Company expects the continued improvement of gross profit as synergies are developed between the brewpubs.

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Debt

Lines of Credit

At December 31, 2020 and 2019, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (3.25% at December 31, 2020 and 4.75% at December 31, 2019) plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $99,836 and $57,500, respectively.

During 2019, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 2.00% with interest payable monthly. The revolving line of credit expired in November 2019 and has not been renewed. At December 31, 2020, accrued interest totaled approximately $28,000 and is included in accured expenses in the accompanying consolidated balance sheet. This revolving line of credit is collateralized by substantially all of the Company's assets, and has certain members as co-borrowers. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $369,989 and $384,012, respectively. During March 2021, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

Long-term Debt

In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2020 and 2019, the outstanding balance of the County Loan is $321,603 and $367,242, respectively.

In November 2019, the Company entered into a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note requires quarterly installment payments of $20,337, through October 2021, including interest at 7.00%, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Canning Note is $97,190 and $151,410, respectively.

January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2020, the outstanding balance of the Warehouse Note is $486,267.

In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note is non-interest bearing and requires monthly principal payments of $3,125 through July 2021, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Sleever Note is $18,750.

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight- or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the City WC Note is $10,000.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at prime plus 1.50% (minimum interest rate of 4.75%) with a term payment due on December 15, 2021. The Land Note and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the Land Note is $1,365,000

Convertible Notes and Related Party Debt

At December 31, 2019, the advance due from member was intended to be short-term in nature, was unsecured, and was non-interest bearing. In January 2020, the advance was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2020, the total outstanding balance of the 2019 Convertible Notes is $1,767,926, which includes interest paid-in-kind of $192,926. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. The notes are subordinate to the 2020 convertible notes. As of December 31, 2020, the total outstanding balance of the 2020 Notes is $650,000.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brent Zimmerman
Title(s): Chief Executive Officer, Co-Founder and Manager
Dates of Service: June 2015 – Present
Responsibilities: Overall direction and growth of business, along with fundraising and strategic partnerships

Name: Eric Anderson
Title(s): Chief Brewing Officer and Co-Founder
Dates of Service: June 2015 – Present
Responsibilities: Brewery operations and creative direction

Name: Matt Shubeck
Title(s): Chief Operations Officer
Dates of Service: August 2017 – Present
Responsibilities: Supply-chain operations and forecasting

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PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Membership Units, including our Class A Units, Class B Units and Class C Units, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Membership Units, and (ii) all of the current officers and directors as a group. We believe that, except Class C Units which are non-voting Units, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of beneficial owner	Class of Units	Number of Units	Percent of Class	Percent of Company
Paul Hubbard	Class A	31,442,883	43.8%	32.3%
	Class B	1,648,600	6.7%	1.7%
	Class C	-	0.0%	0.0%
	Total Units	33,091,483		33.9%
Brent Zimmerman	Class A	1,595,918	2.2%	1.6%
	Class B	11,128,050	45.0%	11.4%
	Class C	-	0.0%	0.0%
	Total Units	12,723,968		13.0%
TBKSB LLC	Class A	10,728,102	15.0%	11.0%
	Class B	-	0.0%	0.0%
	Class C	-	0.0%	0.0%
	Total Units	10,728,102		11.0%
Eric Anderson	Class A	-	0.0%	0.0%
	Class B	7,418,700	30.0%	7.6%
	Class C	-	0.0%	0.0%
	Total Units	10,728,102		7.6%

RELATED PARTY TRANSACTIONS

Name of Entity: MeToo LLC
Name of 20% Owners: Brent Zimmerman
Relationship to Company: Chief Executive Officer and Manager
Nature / Amount of interest in the transaction: MeToo LLC is the owner operator of the Cleveland brewery and production facility. The Company pays MeToo rent at the cost of $20.50 per square foot ($18,920 monthly) in year 1 up to $29.50 per square foot ($27,226 monthly) in year 10-20.
Material Terms: The Company signed a 15-year lease with escalation clauses each year to rent approximately 12,000 square feet. The Company has two 60 month renewal options.

OUR SECURITIES

Our authorized capital stock consists of 71,707,133, 24,729,000 and 1,045,631 Class A, B and C Units, respectively. As of December 31, 2020 all authorized Units have been issued. Per the Company's Second Amended and Restated Operating Agreement, the Manager, at his or her sole discretion, has the ability to authorize and issue Class A, B and C Units.

Class A Units

Voting Rights: One vote per unit.

Material Rights: A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members holding Class A Units, each of whom may be referred to individually as a "Class A Member."

Class B Units

Voting Rights: One vote per unit.

Material Rights: A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means, collectively, those Members holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Interest is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Interest to share in the portion of the future Profits, Losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Interest. Accordingly, the Capital Account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial Capital Account balance in the Company with respect to each such Class B Member's Class B Interest shall be zero.

Neither upon the grant of a Class B Interest nor at the time that such Class B Interest becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Interest. Notwithstanding the fact that any Class B Interest may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Interests from the date of the grant of each such Class B Interest, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Interest in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Interest. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Interest issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Interests as of the date of issuance of such Class B Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

Class C Units

Voting Rights: No voting rights are associated with Class C Units.

Material Rights: A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 3, 2021.

SAUCY BREW WORKS, LLC



By   /s/

Name   Brent Zimmerman

Title: Chief Executive Officer and Manager

FINANCIAL STATEMENTS

CERTIFICATION

I, Brent Zimmerman, Chief Executive Officer of SAUCY BREW WORKS, LLC, hereby certify that the financial statements of SAUCY BREW WORKS, LLC included in this Report are true and complete in all material respects.



_____

Name: Brent Zimmerman
Title: Chief Executive Officer and Manager

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2020 and 2019

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS



Independent Auditors' Report

Members
Saucy Brew Works, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works, LLC and Subsidiaries as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4535 FAX | cohencpa.com

Registered with the Public Company Accounting Oversight Board

Prior Period Financial Statements

The 2019 consolidated financial statements were reviewed by us, and our report thereon, dated March 23, 2020, stated we were not aware of any material modifications that should be made to those consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the consolidated financial statements.

Cohen & Company Ltd.

Cleveland, Ohio
March 3, 2021

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 82,388	$ 211,029
Accounts receivable	91,859	36,485
Equity subscriptions receivable	975,101	-
Inventories	409,135	175,733
Prepaid expenses and other current assets	19,370	182,785
	1,577,853	606,032
PROPERTY AND EQUIPMENT - AT COST		
Land	2,165,011	-
Buildings and building improvements	312,746	284,807
Leasehold improvements	2,920,925	919,226
Machinery and equipment	4,192,842	3,858,165
Computer equipment	144,082	-
Furniture and fixtures	125,105	18,005
Construction in progress	1,720,790	244,901
	11,581,501	5,325,104
Less: Accumulated depreciation	2,074,203	1,349,773
	9,507,298	3,975,331
OTHER ASSETS	69,500	141,500
	$ 11,154,651	$ 4,722,863
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 469,825	$ 441,512
Current portion of long-term debt	1,517,707	118,608
Accounts payable	791,303	275,272
Accrued expenses and other current liabilities	267,214	144,705
	3,046,049	980,097
LONG-TERM LIABILITIES		
Long-term debt and convertible notes	3,566,028	400,044
Advance from member	-	500,000
Deferred rent	1,054,092	122,259
	4,620,120	1,022,303
MEMBERS' EQUITY	3,488,482	2,720,463
	$ 11,154,651	$ 4,722,863

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUE		
Retail	$ 2,708,121	$ 1,975,906
Wholesale	881,259	978,649
	3,589,380	2,954,555
COST OF GOODS SOLD		
Retail	2,045,091	1,368,271
Wholesale	1,805,143	2,145,424
	3,850,234	3,513,695
GROSS LOSS	(260,854)	(559,140)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	2,098,503	1,610,539
OPERATING LOSS	(2,359,357)	(2,169,679)
OTHER INCOME (EXPENSE)		
Loss on sale of property and equipment	-	(24,312)
Interest expense	(277,700)	(36,439)
Other income	173	550
	(277,527)	(60,201)
NET LOSS	$ (2,636,884)	$ (2,229,880)

The accompanying notes are an integral part of the consolidated financial statements.

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

| | CLASS A UNITS | | CLASS B UNITS | | CLASS C UNITS | | MEMBERS' | TOTAL |
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2019	48,761,064	$ 7,180,102	24,729,000	$ -	-	$ -	$ (3,724,223)	$ 3,455,879
Contributions from members	6,850,040	1,496,584	-	-	-	-	-	1,496,584
Distributions to members	-	(2,120)	-	-	-	-	-	(2,120)
Net loss	-	-	-	-	-	-	(2,229,880)	(2,229,880)
BALANCE - DECEMBER 31, 2019	55,611,104	8,674,566	24,729,000	-	-	-	(5,954,103)	2,720,463
Contributions from members - Net of class C unit issuance costs of $417,790	16,096,029	2,806,595	-	-	1,045,631	598,308	-	3,404,903
Net loss	-	-	-	-	-	-	(2,636,884)	(2,636,884)
BALANCE - DECEMBER 31, 2020	71,707,133	$ 11,481,161	24,729,000	$ -	1,045,631	$ 598,308	$ (8,590,987)	$ 3,488,482

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (2,636,884)	$ (2,229,880)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	724,430	608,440
Loss on disposal of property and equipment	-	24,312
Interest paid-in-kind	192,926	-
Deferred rent	931,833	(87,453)
Changes in operating assets and liabilities		
Accounts receivable	(55,374)	(26,822)
Inventories	(233,402)	27,452
Prepaid expenses and other assets	235,415	(196,347)
Accounts payable	516,031	(44,616)
Accrued expenses and other current liabilities	122,509	13,278
Net cash flow used in operating activities	(202,516)	(1,911,636)
CASH FLOW USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment	(6,206,397)	(419,885)
Proceeds from sale of property and equipment	-	44,396
Net cash flow used in investing activities	(6,206,397)	(375,489)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Borrowings on lines of credit	28,313	55,000
Borrowings on long-term debt	2,892,000	-
Repayments on long-term debt	(144,843)	(93,970)
Borrowings on convertible debt	1,075,000	-
Advance from member	-	500,000
Contributions from members - Net	2,429,802	1,496,584
Distributions to members	-	(2,120)
Net cash flow provided by financing activities	6,280,272	1,955,494
NET DECREASE IN CASH	(128,641)	(331,631)
CASH - BEGINNING OF YEAR	211,029	542,660
CASH - END OF YEAR	$ 82,388	$ 211,029
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest Paid	$ 56,607	$ 36,439
NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquisition of property and equipment through long-term debt	$ 50,000	$ 151,410
Member advance converted to convertible debt	$ 500,000	
Equity subscriptions receivable	$ 975,101	
Repayment of long-term debt through sale of property and equipment		$ 91,850

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its six wholly-owned subsidiaries, 1436 West 48th LLC (48th Street), Saucy Vibes LLC (Vibes), Saucy Brew Works Pinecrest, LLC (Pinecrest), Saucy Brew Works Columbus, LLC (Columbus), Saucy Brew Works Detroit, LLC (Detroit) and Saucy Brew Works Independence, LLC (Independence) (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

COVID-19 Impact

During the COVID-19 pandemic, the Company's services have generally been considered essential in nature, although certain aspects of operations experienced significant impact resulting in lost revenues and delays in development. As the situation continues to evolve, the Company's management is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business, including how it impacts customers, suppliers, vendors, and employees, in addition to how the COVID-19 pandemic impacts the ability to provide services to customers. Management believes the ultimate impact of the COVID-19 pandemic on the Company's operating results, cash flows, and financial condition is likely to be determined by factors which are uncertain, unpredictable, and outside of the Company's control. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, they could materially adversely impact the business.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimated and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in net sales in the consolidated statement of operations and was approximately $16,000 and $15,000 for the year ended December 31, 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Adoption of New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 606, *Revenue from Contracts with Customers*) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue guidance in GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASC 606 effective January 1, 2019, using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements.

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company's facility. The Company is the principal in all contracts.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue comprises of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2020, approximately 23% of the Company's revenues were from two customers. Additionally, at December 31, 2020, approximately 70% of the Company's accounts receivable was due from one customer.

During the year ended December 31, 2019, approximately 22% of the Company's revenues were from one customer. Additionally, at December 31, 2019, approximately 91% of the Company's accounts receivable was due from two customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for bad debts is necessary at December 31, 2020 and 2019.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2020 and 2019.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Building and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	7 years
Computers	3 years
Furniture and fixtures	5 - 7 years

Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life or the term of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation (continued)

Depreciation expense totaled approximately $724,000 and $608,000 in 2020 and 2019, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2020 and 2019, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets, totaling approximately $32,000 and $35,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2020 and 2019, advertising costs amounted to approximately $175,000 and $553,000, respectively.

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly, forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Reclassification of Prior Year Presentation

    Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

    Future Operations

    These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $2,637,000 and $2,230,000 in 2020 and 2019, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary to support future operations, additional funding will be available through equity raises or additional credit facilities.

    Recently Issued Accounting Pronouncements

    In February 2016, the FASB issued ASU No. 2016-02, *Leases*. Under the new guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases. The new guidance will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The new guidance is effective for nonpublic entities for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The new guidance is required to be applied with a modified retrospective approach to each prior reporting period presented and provides for certain practical expedients.

    The Company is evaluating the impact of the above guidance on its consolidated financial position and results of operations.

2. INVENTORIES

    At December 31, 2020 and 2019, inventories consisted of the following:

	2020	2019
Raw material	$ 160,812	$ 127,050
Work in progress	95,141	36,438
Finished goods	153,182	12,245
	$ 409,135	$ 175,733

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

3.   LINES OF CREDIT

At December 31, 2020 and 2019, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (3.25% at December 31, 2020 and 4.75% at December 31, 2019) plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $99,836 and $57,500, respectively.

During 2019, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 2.00% with interest payable monthly. The revolving line of credit expired in November 2019 and has not been renewed. At December 31, 2020, accrued interest totaled approximately $28,000, and is included in accrued expenses in the accompanying consolidated balance sheet. This revolving line of credit was collateralized by substantially all of the Company's assets, and had certain members as co-borrowers. At December 31, 2020 and 2019, the revolving line of credit had an outstanding principal balance of $369,989 and $384,012, respectively. During March 2021, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

4.   LONG-TERM DEBT

In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2020 and 2019, the outstanding balance of the County Loan is $321,603 and $367,242, respectively.

In November 2019, the Company entered into a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note requires quarterly installment payments of $20,337, through October 2021, including interest at 7.00%, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Canning Note is $97,190 and $151,410, respectively.

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2020, the outstanding balance of the Warehouse Note is $486,267.

In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note is non-interest bearing and requires monthly principal payments of $3,125 through July 2021, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Sleever Note is $18,750.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

4.   LONG-TERM DEBT (CONTINUED)

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight- or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the City WC Note is $10,000.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at prime plus 1.50% (minimum interest rate of 4.75%) with a term payment due on December 15, 2021. The Land Note and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the Land Note is $1,365,000

At December 31, 2020, future maturities of long-term debt and convertible notes (see note 5) are approximately as follows:

2021	$ 1,518,000
2022	1,117,000
2023	67,000
2024	1,837,000
2025	469,000
Thereafter	76,000
	$ 5,084,000

The terms of the lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes amounted to approximately $278,000 and $36,000 for the years ended December 31, 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

5.   CONVERTIBLE NOTES AND RELATED PARTY DEBT

At December 31, 2019, the advance due from member was intended to be short-term in nature, was unsecured, and was non-interest bearing. In January 2020, the advance was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2020, the total outstanding balance of the 2019 Convertible Notes is $1,767,926, which includes interest paid-in-kind of $192,926. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. The notes are subordinate to the 2020 convertible notes. As of December 31, 2020, the total outstanding balance of the 2020 Notes is $650,000.

6.   REVENUE

Disaggregation of Revenue

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Modified Retrospective Transition Method

As discussed in Note 1, the Company adopted the requirements of ASC 606 as of January 1, 2019, utilizing a modified retrospective method of transition. The adoption of ASC 606 did not have a significant impact on the Company's financial position, results of operations, or cash flows for 2019. The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised goods. Based on the Company's evaluation of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate, and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

7.   LEASES

The Company leases a building for their Cleveland location under a non-cancelable operating lease with a company related through common ownership. The lease expires in May 2037. A deferred rent liability has been recorded based on the escalation of rent during the term of the lease, in accordance with GAAP.

During 2019, Pinecrest entered into a non-cancellable operating lease with a third party for property. As of December 31, 2019, the property was in the build-out phase and opened in July 2020. The term of the lease is for ten years, with two five-year renewal periods which can be exercised at the Company's discretion, with aggregate monthly rents of approximately $8,200 escalating annually to approximately $10,700 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $358,000. The tenant allowance was capitalized and was netted with the deferred rent liability in the accompanying consolidated balance sheets. The tenant allowance will be amortized to rent expense over the life of the lease.

During 2019, Columbus entered into non-cancellable operating leases with third parties for property. The leases expire in December 2024 and the lease provides for two five-year renewal options at the Company's discretion. Columbus incurred $225,000 of buy-out fees to acquire the leasehold rights of the previous tenants. The buy-out fees were capitalized and are amortized to rent expense over the life of the lease. As of December 31, 2020 and 2019, the unamortized buy-out fees totaled $166,000 and $127,000, respectively, and were netted with the deferred rent liability in the accompanying consolidated balance sheets.

During 2019, Detroit entered into an operating lease with a third party for property. As of December 31, 2020 and 2019, the property was in the build-out phase and is expected to open in March 2021, dependent on the state of Michigan's COVID-19 restrictions on indoor dining. The lease terms will commence upon certain conditions being met, as defined in the lease agreement. Subsequent to commencement of the lease, the term of the lease is for ten years with aggregate monthly rents of approximately $13,400 escalating annually to approximately $17,500 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $573,000, of which approximately $516,000 is netted with the deferred rent liability in the accompanying consolidated balance sheets.

As of December 31, 2020 and 2019, the Company's deferred rent liability was approximately $1,054,000 and $122,000, respectively. Annual rent expense incurred in 2020 and 2019 under this lease amounted to approximately $588,000 and $377,000, respectively. As of December 31, 2019, prepaid rent with the related party was included in prepaid expenses and other current assets in the accompanying consolidated balance sheet totaling approximately $26,000. As of December 31, 2020, the Company owed approximately $29,000 to the related party, which was included in accrued expenses in the accompanying consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

7.   LEASES (Continued)

At December 31, 2020, future minimum annual rentals for the lease are approximately as follows:

2021	$	469,000
2022		493,000
2023		508,000
2024		522,000
2025		442,000
Thereafter		4,488,000
	$	6,922,000

8.   RETIREMENT PLAN

The Company sponsors a SIMPLE IRA retirement plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. Beginning in 2019, the Company provides a dollar for dollar match on the first 3% of compensation an employee contributes. The Company made contributions to the Plan of approximately $19,000 during 2019. The Company did not contribute to the plan during 2020.

9.   MEMBERS' EQUITY

Class A and Class B units are entitled to voting rights, as defined in the Company's operating agreement. Class C units are non-voting. The Company is authorized to issue an unlimited amount of each class of unit. To the extent funds are available, the Company shall make distributions to the members that enable them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

10.   SUBSEQUENT EVENT

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bear interest at 1.00%, mature in five years, and are subject to the same terms of forgiveness as the original PPP loan. Management has evaluated subsequent events through March 3, 2021, the date the consolidated financial statements were available to be issued. The Company is not aware of any other subsequent events which would require recognition or disclosure in the consolidated financial statements.